Pillsbury Winthrop Shaw Pittman LLP

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Mike Hird

tel 858.509.4024

mike.hird@pillsburylaw.com

*** Confidential material redacted and filed separately with the Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUESTED

Pursuant to 17 C.F.R. § 200.83

April 14, 2013

Confidential Treatment Requested By Receptos, Inc.

VIA EDGAR SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                 Jeffrey P. Riedler, Assistant Director

Karen Ubell, Staff Attorney

Joel Parker, Accounting Branch Chief

Christine Allen, Staff Accountant

Re:                             Receptos, Inc.

Registration Statement on Form S-1

File No. 333-187737

Ladies and Gentlemen:

Receptos, Inc. (the “Registrant”) is hereby advising the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) of its anticipated initial public offering (“IPO”) price range in order to assist the Staff in finalizing its review of the above-referenced Registration Statement.  In consultation with its underwriters, the Registrant currently anticipates that its preliminary estimated IPO price range will be between $[***] and $[***] per share (or $[***] to $[***] after taking into account a proposed [***]-for-[***] reverse stock split to be effective prior to completion of the IPO).  The underwriters are continuing to develop a valuation model and discussions between the Registrant and the underwriters regarding an IPO price range are on-going.  As such, the foregoing price range is based on current market information and may change in the future.  The Registrant expects to file a pre-effective amendment

www.pillsburylaw.com

U.S. Securities and Exchange Commission

April 14, 2013

containing its IPO price range and pricing information prior to circulating its preliminary prospectus and once a more formal valuation process has been completed by its underwriters.

Please let us know if you have any questions or need additional information.  You may contact the undersigned at (858) 509-4024 or Patty DeGaetano at (858) 509-4033.

Very truly yours,

/s/ Mike Hird

Mike Hird

cc:              Receptos, Inc.

Faheem Hasnain

Graham Cooper

Cooley, LLP

Tom Coll, Esq.

Charles S. Kim, Esq.

Sean Clayton, Esq.

Pillsbury Winthrop Shaw Pittman LLP

Patty M. DeGaetano, Esq.